AURORA CANNABIS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six-month periods ended December 31, 2017

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Six-Month Periods Ended December 31, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

This Management’s Discussion and Analysis (“MD&A”) reports on the consolidated financial condition and operating results of Aurora Cannabis Inc. (“the Company” or “Aurora”) for the six-month period ended December 31, 2017, and has been prepared pursuant to the MD&A disclosure requirements under National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) of the Canadian Securities Administrators. The Company’s continuous disclosure documents are available on SEDAR at www.sedar.com.

The MD&A should be read in conjunction with the Company’s unaudited Condensed Interim Consolidated Financial Statements for the three and six-month periods ended December 31, 2017 and notes thereto (the “Interim Financial Statements”) and the audited consolidated financial statements for the year ended June 30, 2017 and the related annual MD&A.

The Interim Financial Statements were prepared in accordance with IAS 34 Interim Financial Reporting of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”), and include the accounts of the Company, and its wholly-owned subsidiaries, joint venture and associates. A complete list of the Company’s subsidiaries, associates, joint venture and investments is outlined in Note 2(b) to the Interim Financial Statements.

The Company has reclassified certain immaterial items on the comparative condensed interim consolidated statement of comprehensive loss to conform with current period’s presentation and improve clarity.

This MD&A has been prepared as of February 7, 2018. All dollar amounts referred to in this MD&A are expressed in thousands of Canadian dollars, except for share and per share amounts, and where indicated otherwise.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Six-Month Periods Ended December 31, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Agility, Innovation, Execution and Expansion: Building a Globally Dominant Cannabis Company

Aurora continued to execute its aggressive plan to build a leading, integrated global cannabis company.

During the three months ended December 31, 2017, the Company achieved record revenues, grams sold, and continued to realize lower costs per gram for the production of cannabis.

During the three months ended December 31, 2017, and in the subsequent period up to the date of this MD&A, construction of the world-leading Aurora Sky facility and the Lachute facility progressed on schedule while the Company completed construction of its Aurora Vie facility in Quebec. Aurora recently received cultivation licenses from Health Canada for its Aurora Vie facility and completed rooms at Aurora Sky.

Aurora also raised significant additional financial resources and expanded its business line through the Hempco strategic investment and Larssen acquisition, worked to close its bid for the acquisition of CanniMed, launched a new production and sales initiative based in Denmark, won the first tender for the private company provision of medical cannabis to Italy, continued strong German medical cannabis growth, and further strengthened its talented, world-class production and corporate teams.

Financial and Operational Highlights

	Q2 2018	Q1 2018	Change
	#	#	%
Active registered patients (1)	21,718	19,280	12.6
Grams sold	1,161,809	889,965	30.5
Grams produced	1,204,259	1,009,585	19.3

	$	$	%
Revenues	11,700	8,249	41.8
Gross margin of Aurora-produced cannabis (2)	73.8%	67.6%	9.2
Average net selling price per gram	8.36	8.22	1.7
Cash cost of sales per gram (3)	1.74	2.16	(19.4)
Cash cost to produce per gram (3)	1.41	1.87	(24.6)
Cash and cash equivalents	350,841	127,915	174.3
Working capital	302,526	169,674	78.3
Cannabis inventory and biological assets	17,325	16,846	2.8
Investment in capital assets	46,397	26,221	76.9

(1)	As of the date hereof, the Company has over 23,000 active registered patients.
(2)

Gross margin of Aurora-produced cannabis was calculated based on net revenue and cost of sales on cannabis that was produced by Aurora. Gross margin of Aurora-produced cannabis is a non-IFRS financial measure that does not have a standardized meaning under IFRS and may not be comparable to other companies. See definitions later in this document and reconciliation and discussion under “Gross Profit”.

(3)

Cash cost of sales and cost to produce per gram was calculated based on cash cost of goods sold and grams sold in the period that was produced by Aurora. Cash cost of sales per gram and cash cost to produce per gram are non-IFRS financial measures that do not have a standardized meaning under IFRS and may not be comparable to other companies. See definitions later in this document and reconciliation and discussion under “Cash Cost of Sales of Dried Cannabis Sold.”

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Six-Month Periods Ended December 31, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

COMPANY OVERVIEW

Aurora was incorporated in British Columbia, Canada, and its common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “ACB” and on the OTCQX under the symbol “ACBFF”.

The Company’s principal business is the production and distribution of medical cannabis in Canada and internationally. The Company produces and distributes dried medical cannabis and cannabis oils in Canada pursuant to the Access to Cannabis for Medical Purposes Regulations (“ACMPR”), through its wholly-owned subsidiary, Aurora Cannabis Enterprises Inc. (“ACE”), and distributes wholesale medical cannabis in the European Union pursuant to the German Medicinal Products Act and German Narcotic Drugs Act, and in Italy through the January 2018 tender process.

Aurora is one of the world`s largest and fastest growing cannabis companies, and has created a growing constellation of subsidiaries and strategic partnerships that provide differentiation in terms of geographic reach, production, technology, product offering, and execution.

With a growing number of countries adopting medical cannabis legislation, the Company has embarked on an aggressive international expansion strategy that currently sees Aurora with operations and investments in Germany, Denmark, Italy, and Australia.

Aurora’s strategy and vision is to build a leading, integrated global cannabis company through:

•	the construction of highly-efficient purpose-built and greenhouse facilities that allow the Company to produce significant volumes of low-cost, high quality cannabis,
•	aggressive and strategically focused international expansion,
•	strong brand differentiation, broad product diversification, and
•	industry-leading board, senior management and operational teams.

Aurora expects that this strategy will deliver strong and sustainable shareholder value as the Company gains and retains significant market share of the domestic and international medical cannabis markets, as well as the Canadian adult consumer use market once legalized.

Facilities

Aurora owns facilities with capacities expected to exceed 240,000 kilograms of high quality cannabis per year.

Aurora also has long term supply agreements expected to provide a further 23,000 kilograms of high-quality organic cannabis per year, and is working to close the acquisition of CanniMed Therapeutics Inc. which would bring a further 7,000 kilograms of immediate annual capacity.

Total current, fully-funded capacity is expected to exceed 270,000 kilograms annually, including all of Aurora Nordic capacity.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Six-Month Periods Ended December 31, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Facility	Location	Square	Full Scale	License Status	Comments
		Feet	Annual
Capacity
(kilograms)
In Operation
Aurora Mountain	Mountain View	55,200	4,800	Licensed by Health	Alberta is an ideal production
	County, Alberta,			Canada for the	location due to low energy,
	Canada			cultivation and sale of	labor and tax costs. EU GMP
				dried cannabis and oils.	certified.

Aurora Vie	Pointe Claire,	40,000	4,000	License to cultivate	State-of-the-art next generation
	Quebec, Canada			received from Health	purpose-built to EU GMP
				Canada on October 27,	standards.
2017.
Under Construction
Aurora Sky	Edmonton	800,000	>100,000	License to cultivate	Expected to be world’s most
	International			received from Health	technologically advanced
	Airport, Alberta,			Canada on January 26,	cannabis facility in the world,
	Canada			2018.	utilizing state-of-the-art
cultivation technologies. First
bays planted as at February 1,
2018. Built to EU GMP
standards. Full completion on
track for mid-2018.

Lachute	Lachute Quebec,	48,000	4,500	Pre-license	Acquired in November 2017
	Canada				through the acquisition of H2
Biopharma Inc. To be
completed to EU GMP
standards.
In Design
Aurora Nordic	Odense,	1,000,000	>120,000	Partner company	51% ownership “Sky-type”
	Denmark			received cannabis	facility (Aurora Larssen build).
				cultivation license from	Construction to be phased.
				Denmark’s Medicines	Cultivation following the
				Agency effective January	completion of first 200,000
				1, 2018.	square feet expected in calendar
Q3 2018.

		100,000	8,000	Subject to licensing	Retrofit of existing greenhouse.
First harvest expected in
calendar Q3 2018.

RECENT DEVELOPMENTS (SUBSEQUENT TO DECEMBER 31, 2017)

Continued Strong Patient Growth

•

Aurora registered over 5,300 patients since June 30, 2017, and as of the date Company has surpassed 23,000 active registered patients in approximately of this report, the 2 years after the Company’s first product sale in January 2016. Management believes this to be the fastest rate of patient registration for a Licensed Producer (“LP”) after the launch of commercial operations.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Six-Month Periods Ended December 31, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

•

CanvasRx, which now operates 26 facilities nationwide, remains the leading Canadian network of cannabis counseling and outreach centres, with more than 37,969 registered patients. Over 9,500 medical doctors across Canada have referred patients to CanvasRx or its affiliated medical clinics.

Expanding International Operations

Denmark and Scandinavia
Production and Sales Agreement with Alfred Pederson & Søn

On January 4, 2018, the Company signed a binding term sheet with Alfred Pederson & Søn (“APS”), pursuant to which Aurora will ultimately own a 51% interest in Aurora Nordic Cannabis A/S (“Aurora Nordic”) based in Odense, Denmark. Aurora Nordic will commence construction of an ALPS designed 1,000,000 square foot high-technology, fully automated cannabis production facility (the “Aurora Nordic Facility”). Aurora Nordic will focus on the cultivation and sales of cannabis in Denmark, Sweden, Norway, Finland and Iceland through Pedanios. As capacity from the Denmark facility expands, excess capacity will be distributed to other EU countries with the support of Pedanios.

The Aurora Nordic Facility will be largely similar to Aurora Sky with a projected production capacity in excess of 120,000 kilograms per annum. Construction will be phased, with cultivation commencing upon completion of the first 200,000 square feet, which is anticipated in the third calendar quarter of 2018. APS received its cannabis cultivation license from Lægemiddelstyrelsen, Denmark’s Medicines Agency, effective January 1, 2018. Aurora Nordic is one of the few companies with a license to cultivate in Europe.

In the short-term, Aurora Nordic will retrofit APS’s existing 100,000 square foot greenhouse in Odense, Denmark. Subject to licensing by Lægemiddelstyrelsen, this will enable Aurora Nordic to commence the cultivation of cannabis in the summer of 2018 while it is constructing the Aurora Nordic Facility.

Germany

The Company continues to export bi-weekly shipments of dried medical cannabis products to Pedanios, its wholly-owned Germany subsidiary. Pedanios remains the European Union's largest distributor of cannabis by volume of product sold, has completed deliveries to over 2,200 pharmacies, and continues to build market share rapidly. Pedanios remains the only distributor to offer cannabis flower sourced from both Canada and the Netherlands, and offers 11 of the 15 licensed varieties in Germany.

The German market continues to develop rapidly. Insurance company AOK Versicherung, which represents approximately 50 per cent of all insured people in Germany, reported that approximately 7,500 people applied for reimbursement in December 2017 through AOK, which implies a national figure of 15,000 for all of Germany for the single month of December 2017.

Italy

In January 2018, Pedanios won a highly competitive EU-wide public tender to supply medical cannabis to the Italian government through the Ministry of Defense, which oversees medical cannabis production and distribution in Italy. Upon signing of the contract, Aurora will export product into Germany through Pedanios, who will supply the Italian market through the Ministry of Defense.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Six-Month Periods Ended December 31, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Australia

In January 2018, Cann Group was granted a license to import and/or export cannabis genetics and medicinal cannabis products by the Australian government's Department of Health, through the Office of Drug Control (ODC). The license enables Cann Group to import genetics from Aurora to help broaden the company’s portfolio of medical cannabis products, pending Aurora's receipt of an export permit from Health Canada. On January 23, 2018, the Company further increased its ownership interest in Cann Group from 21.8% to 22.9% by subscribing to an additional 3,194,033 ordinary shares at A$2.50 per share.

Domestic Expansion

Aurora Sky

To date, over 700,000 square feet of steel structure has been erected at Aurora Sky, with specialty glass installed on more than 400,000 square feet of the facility, and work on the interior is progressing rapidly. Completion of the entire facility is on track for mid-2018. On January 26, 2018, Aurora Sky has received its license to cultivate from Health Canada. The Company anticipates first harvest in the second calendar quarter of 2018.

Aurora Vie

The Company completed construction at Aurora Vie and received its cultivation license from Health Canada in October 2017. The Company has begun cultivation at the facility and expects first harvest in the first quarter of calendar 2018.

Takeover Bid for CanniMed Therapeutics Inc. (“CanniMed”)

On November 24, 2017, the Company formally commenced its takeover offer to purchase all of the issued and outstanding common shares of CanniMed (the “Offer”). At the special meeting of Aurora on January 15, 2018, the shareholders voted 98.18% in favor of the share issuance resolution for the purpose of approving the issuance of shares to the shareholders of CanniMed.

On January 24, 2018, the Company and CanniMed entered into a support agreement whereby the Board of Directors and the Special Committee of the CanniMed Board have agreed to support a new offer made by the Company (the “New Offer”). Under the New Offer, CanniMed shareholders may receive in respect of each CanniMed share, 3.40 Aurora shares or a combination of cash and shares at the election of each CanniMed Shareholder, subject to pro-ration with the maximum aggregate cash consideration of $140 million.

Aurora believes that the combination of the two companies offers a significant opportunity for both companies to accelerate growth and shareholder value creation. Among other things, the combined entity will have over 40,000 active registered patients and 6 state-of-the-art EU GMP certifiable facilities to service rapidly growing domestic and international markets.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Six-Month Periods Ended December 31, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Strategic Investment in The Green Organic Dutchman Holdings Ltd.

On January 16, 2018, the Company completed its strategic investment in The Green Organic Dutchman Holdings Ltd. (“TGOD”) pursuant to the terms of the definitive agreement the parties entered into on January 4, 2018. TGOD is a Canadian private company licensed under the ACMPR to cultivate medical cannabis.

Under the agreement, Aurora subscribed for $55,000 subscription receipts through a private placement which will automatically convert into 33,333,334 units upon TGOD’s listing on a Canadian stock exchange. Upon conversion, the Company will hold a 17.62% interest in TGOD on a non-diluted basis. Aurora also has the option to incrementally increase its ownership interest in TGOD to over 50% by purchasing its shares at a 10% discount to the listed market price, upon TGOD achieving certain corporate, operational, construction and financial milestones.

The companies entered into a supply contract providing Aurora with the right to purchase up to 20% of the TGOD’s annual production of organic cannabis from TGOD’s facilities, equating to approximately 23,000 kilograms at full capacity. Additionally, Aurora will have the right to purchase up to 33% of TGOD’s production at its two facilities if the Company increases its ownership interest to 31%.

TGOD is currently completing the expansion of its first production facility located in Ancaster, Ontario, and is also constructing an 820,000 square foot high-technology hybrid greenhouse, Aurora Larssen-designed facility in Valleyfield, Quebec, with a projected production capacity in excess of 100,000 kilograms of organic cannabis per annum. Upon completion, both facilities combined will measure 970,000 square feet, with a total production capacity of over 114,000 kilograms per year.

Investment in Liquor Stores N.A. Ltd. (“Liquor Stores”)

On February 5, 2018, the Company announced it has agreed to make a strategic investment in Liquor Stores by way of a non-brokered private placement. The investment has been structured in two phases, with an Initial Investment made by Aurora of $103,500 for an approximate 19.9% ownership interest in Liquor Stores, and an additional investment that, upon Liquor Stores shareholder approval, could bring Aurora's interest in Liquor Stores up to approximately 40%.

Liquor Stores intends to use the net proceeds from the Private Placement to establish and launch a leading brand of cannabis retail outlets, whereby it will convert some number of Liquor Stores' existing retail outlets into cannabis retail outlets and establish new cannabis retail outlets. Aurora's brand leadership, quality products, customer care, innovation and deep product knowledge will be a strong complement to Liquor Stores' well-established distribution network, best practices in the retail of adult use controlled products, commitment to regulatory compliance, and deep talent pool with over 2,000 retail employees.

Business Line Expansion

Strategic Investment in Micron Waste Technologies Inc.

On January 15, 2018, the Company completed its strategic investment in Micron Waste Technologies Inc. (“Micron”), taking a 6.46% ownership interest on a non-diluted basis in the developer of proprietary digester solutions for the treatment of organic waste. The parties also finalized a collaboration agreement under which both companies will collaborate on the optimization of Micron’s technology for the treatment of organic waste generated in the cultivation and production of cannabis products. Upon successful completion of the project, Aurora intends to acquire multiple units for its various facilities. Micron will retain the intellectual property related to the digester, and will pay Aurora a 4% royalty for every unit sold to other licensed producers globally. Upon the first successful sale of a digester within the cannabis industry, Micron shall issue to Aurora 2,000,000 common shares.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Six-Month Periods Ended December 31, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Aurora PRO

In February 2018, the Company launched a new business-to-business service, Aurora PRO, for LPs and licensed retailers in the forthcoming adult consumer market. Aurora PRO is aimed at producers of any scale, from craft growers, to larger bulk wholesale-focused LPs. Through transacting with Aurora, LPs have the ability to overcome distribution barriers and minimum supply requirements that may prevent them from gaining access to key provincial markets and getting their product into the hands of consumers. Through Aurora PRO, the Company also looks to partner with a wide variety of business-to-consumer market participants, including smaller independent retailers. The offering will include operational support, such as product and staff training, as well as consulting aimed to help optimize the retailers’ purchasing strategies. The Company will also be providing intelligence to help retailers identify and react on market trends, as well as providing visibility into Aurora's production pipeline.

Financings

•

On January 11, 2018, the Company entered into an agreement with a syndicate of underwriters led by Canaccord Genuity Corp. (“Canaccord”) pursuant to which Canaccord has agreed to purchase, on a bought deal basis, 200,000 convertible debentures at $1,000 per initial convertible debenture for gross proceeds of $200,000. The Company also granted Canaccord an option, exercisable up to 30 days after closing of the offering, to purchase up to an additional 30,000 convertible debentures for additional gross proceeds of $30,000. If the option is exercised in full, the aggregate gross proceeds of the offering will be $230,000.

The debentures will have a term of two years, bear interest at 5% per annum, payable semi-annually, and will be convertible at a price of $13.05 per common share. The Company may force the conversion of the principal amount of the outstanding debentures should the VWAP of its common shares exceed $17.00 for any 10 consecutive trading days.

•	As of February 7, 2018, approximately $115 million in additional gross cash proceeds remain available from the future exercise of warrants and stock options.

Management Team Expansion

•

On January 5, 2018, the Company promoted Cam Battley to Chief Corporate Officer who previously served as Aurora’s Executive Vice President. Mr. Battley will be the lead external-facing executive of the Company, responsible for establishing and managing relationships with shareholders and other external stakeholders while also ensuring organizational alignment with regard to strategic partnerships and corporate development.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Six-Month Periods Ended December 31, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

•

On January 15, 2018, the Company appointed Savior Joseph as Senior Vice President, Global Marketing and Jillian Swainson as Senior Vice President and General Counsel. Mr. Joseph will be responsible for marketing initiatives supporting all Aurora products around the world including building world-class brands that resonate with consumers across key markets, expanding and overseeing the marketing team and creating unique experiences for all stakeholders. Ms. Swainson joins Aurora from Brownlee LLP, where she was a Partner in the firm's business practice and, over the past several years, has developed an expertise in the heavily regulated and increasingly complex cannabis industry. Ms. Swainson has worked with the Company since its inception and has accepted her new position to focus fully on Aurora.

KEY DEVELOPMENTS DURING THE SECOND FISCAL QUARTER 2018

Strong Revenue and Patient Growth

•	Aurora generated revenues of approximately $11,700 in Q2 2018, up 42% or approximately $3,451 from Q1 2018, and up 201% or approximately $7,815 from Q2 2017. Revenues generated were as follows:

	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,
	2017	2017	2017	2017	2016
Net Revenue (1)	$	$	$	$	$
Canadian dried cannabis	5,750	4,641	4,384	4,336	3,207
Canadian cannabis oils	1,508	1,439	804	-	-
Germany dried cannabis	2,483	1,235	439	-	-
Service revenue	874	934	309	839	678
Other revenue	1,085	-	-	-	-
Total consolidated net revenue	11,700	8,249	5,936	5,175	3,885

(1)	Net revenue is comprised of gross revenue net of discounts, returns and allowances.

•	Aurora sold a total of 1,161,809 grams of cannabis in Q2 compared to 889,965 grams in Q1, up 31% or 271,844 grams, consisting of:

o	Dried cannabis	–	1,048,882 grams

o	Cannabis oils	–	112,927 grams equivalent

•	The Company added approximately 2,400 active registered patients during Q2 2018, representing an increase of 13% during the quarter.

Significant Advancements on International Expansion

•

Aurora received European Union (EU) Good Manufacturing Practices (GMP) certification regarding the production, handling, storage and packaging of cannabis flowers. The certificate granted covers both Chapter I and Chapter II of the EU GMP regulations, certifying Aurora for the production of active ingredients and their formulation into a pharmaceutical drug. Additionally, Pedanios also received EU GMP certification pertaining to the import, release and distribution of dried cannabis flowers, also within Chapter I and Chapter II of the EU GMP regulation.

EU GMP certification is the highest such recognition attainable by companies in the pharmaceutical space, and is a requirement for companies to supply the German and wider EU markets with medical cannabis. Aurora becomes only the second Canadian company with wholly-owned subsidiaries possessing an EU GMP certification for production, handling, storage and packaging in Canada, as well as for the import, release, and distribution in Germany and beyond.

Pedanios passed the first stage of the tender application process to become a licensed producer of medical cannabis in Germany. The second and final stage of the application process involves a competitive bid proposal and contract negotiations to cultivate, process, store, package and deliver cannabis for medical purposes in Germany. Results of the tender process are expected in March 2018.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Six-Month Periods Ended December 31, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

•

On December 11, 2017, the Company subscribed to an additional 7,200,000 ordinary shares in Cann Group’s financing, at A$2.50 per share for a total cost of $17,577 (A$18,000), thereby increasing Aurora’s interest in Cann Group from 19.9% to 21.8%.

Strategic Investment in Hempco

Management anticipates that Hempco will provide further product differentiation for the Company, as well as, subject to regulatory changes anticipated for 2018, provide substantial supply of low-cost raw material for the extraction of CBD.

On November 14, 2017, the Company acquired a 22.3% interest on an undiluted basis in Hempco through investing in Hempco’s private placement of 10,558,676 units of Hempco at $0.3075 per unit for gross proceeds of $3,247. Each unit consisted of one common share and one share purchase warrant exercisable at $0.41 per share for a period of two years, subject to accelerated expiry if Hempco’s shares trade at or above a VWAP of $0.65 for any 30-day period. On closing of the private placement, the Company obtained 22.3% interest on an undiluted basis and 33.4% on a fully diluted basis. As part of the investment, the Company entered into a call option agreement to acquire up to an aggregate of 10,754,942 shares from the majority owners of Hempco, which, upon exercise, would bring the Company’s total ownership interest in Hempco to over 50.1% on a fully diluted basis.

Hempco is one of the world’s largest producers of industrial hemp products and is committed to developing hemp foods, hemp fiber and hemp nutraceuticals, a “Tri-crop” opportunity for producers and processors. Hempco is expanding its processing ability to meet global demands in a 56,000 square foot facility located in Nisku, Alberta.

Services Agreement with Radient Technologies Inc.

In November 2017, Aurora and Radient announced that they had finalized a Master Services Agreement, pursuant to which Radient will perform certain services for Aurora using its MapTM technology, as well as other technologies, for the development, commercialization and supply of standardized cannabis extracts, which may be derived from both cannabis and hemp. Radient has applied with Health Canada to obtain Licensed Dealer and Licensed Producer status, and is progressing well through the processes.

Upon receipt of either license, Radient will be able to commence production of cannabis extracts. The Company expects that this agreement will enable Aurora to accelerate the production of high-margin cannabis derivatives through the use of Radient’s technology.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Six-Month Periods Ended December 31, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

As of December 31, 2017, the Company held a 17.02% interest in Radient on an undiluted basis and a 15.71% interest on a fully diluted basis.

Business Line Expansion

Acquisition of Larssen Ltd.

On December 4, 2017, the Company completed the acquisition of Larssen through its wholly-owned subsidiary, Aurora Larssen Projects Inc. (“ALPS”). Larssen is a Canadian consulting firm that has set the industry standard in high-tech, automated, environmentally controlled greenhouses for over 30 years, and has consulted on the design, engineering, and construction oversight of many of the world's most advanced greenhouse cultivation facilities. Best known for the successful implementation of cutting-edge automation features, proprietary design characteristics that generate exceptional yields, and the use of advanced energy efficient materials and technologies, Larssen has been involved with over 1,000 projects around the globe.

ALPS is responsible for the design and engineering management of Aurora Sky, further diversifying the Company’s vertical offering in the cannabis sector. ALPS is presently completing design for the Aurora Nordic Facilities, completing Aurora Sky and managing the commissioning of H2 and Aurora Vie. ALPS is also finalizing contracts with several companies around the world offering the full service turnkey approach to first class cannabis production and processing facilities including engineering, design, construction support, regulatory advice, SOP writing, commissioning, genetics, training, nutrient delivery systems, breeding and long-term maintenance and support.

Supply of B.C. Northern Lights Enterprises Ltd. (“BCNL”) Systems through Namaste

On November 26, 2017, BCNL and Namaste signed a hardware supply agreement whereby Namaste will be the first third-party distributor to sell BCNL’s premium home cultivation systems and accessories through its online technology platform. Namaste will roll out same-day delivery service of select BCNL products to the Greater Toronto Area, as well as next day delivery in most other parts of Canada, to help meet the growth in demand for home gardening systems anticipated with the passing of the federal Cannabis Act to legalize adult consumer use, as well as continued rapid growth of the medical cannabis market.

Strengthened Capital Position

Aurora strengthened its balance sheet and liquidity position during the second quarter of 2018 with $316,774 in new financings as follows:

•	On November 2, 2017, the Company completed a bought deal financing and concurrent private placement for a total of 25,000,000 units at $3.00 per unit for gross proceeds of $75,000.

•

On November 28, 2017, the Company completed an offering of 115,000 special warrants for gross proceeds of $115,000. Each special warrant is exercisable into a $1,000 principal amount of convertible debentures of the Company following the Company obtaining a receipt from the applicable securities regulatory authorities in Canada for a final short form prospectus qualifying the distribution of the debentures.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Six-Month Periods Ended December 31, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

•	During the three months ended December 31, 2017, the Company raised $126,774 through the exercise of warrants, options and compensation options.

•	During the quarter, the Company also converted $79,470 of convertible notes into common shares.

As of December 31, 2017, $99,534 in additional gross cash proceeds remain available from the future exercise of warrants and stock options.

Strengthening of the Senior Management Team

During the three months ended December 31, 2017, Aurora strengthened its senior management team with talented and experienced individuals to ensure the Company has the leadership to further grow and build shareholder value through execution of domestic and international objectives and opportunities. In October and November 2017, the Company appointed Diane Jang as Director, Darryl Vleeming as Chief Information Officer and Marc Lakmaaker as Director of Investor Relations.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information from continuing operations for the most recent eight quarters:

			Basic and
		Net Income	Diluted Earnings
Quarter ended	Revenue	(Loss)	(Loss) per Share
	$	$	$
December 31, 2017	11,700	7,194	0.02
September 30, 2017	8,249	3,560	0.01
June 30, 2017	5,936	(4,816)	(0.01)
March 31, 2017	5,175	139	-
December 31, 2016	3,885	(2,678)	(0.01)
September 30, 2016	3,071	(5,613)	(0.03)
June 30, 2016	1,220	(7,474)	(0.05)
March 31, 2016	219	2,527	0.02

The net income for the quarter ended December 31, 2017 was primarily attributable to increased revenues and to the unrealized gain on warrant derivatives. For the three months ended December 31, 2017, 62% of the Company’s revenues were generated from the sale of medical cannabis in Canada, 21% from sales in Germany through Pedanios, and 17% from service and other revenues. The unrealized gain on derivatives relates to the fair value of the Company’s warrants in Radient.

The net income for the quarter ended September 30, 2017 was primarily attributable to increased revenues and to the unrealized gain on convertible debentures. For the three months ended September 30, 2017, 74% of the Company’s revenues were generated from the sale of medical cannabis in Canada, 15% was generated from sales in Germany and 11% was generated from service revenue. The Company began exporting medical cannabis to Germany at the end of September 2017.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Six-Month Periods Ended December 31, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

The net loss for the quarter ended June 30, 2017 was primarily attributable to the unrealized loss on convertible debenture investments, increased finance costs relating to convertible debenture payables, share-based payments, acquisition and project evaluation costs, and increased expenditures due to scaling up operations.

The net income for the quarter ended March 31, 2017 was primarily attributable to the unrealized gain on the changes in fair value of biological assets and unrealized gain on debenture and marketable securities.

The net losses for the quarters ended September 30, 2016 and June 30, 2016 were primarily due to a decrease in unrealized gain on changes in fair value of biological assets and increased expenditures due to increased corporate activities related to scaling up of its operations, the acquisition of CanvasRx and various equity and debt financings.

The net income for the quarters ended March 31, 2016 was primarily attributable to the unrealized gain on the changes in fair value of biological assets.

RESULTS OF OPERATIONS

During the six months ended December 31, 2017, the Company continued to advance its aggressive business and operating strategies that included increased operational and production efficiencies realized from the Mountain View production facility, the construction of its Aurora Sky and Pointe-Claire facilities, continued registration and servicing of new and existing patients, increasing plants in production to meet current and anticipated increases in product demand, and strategic acquisitions and investment opportunities.

During the prior period, the Company continued its efforts and operational spending on the registration of new patients, increasing production to meet anticipated increase in product demand and closing various equity and debt financings.

Revenues

	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,
	2017	2017	2017	2017	2016

Net Revenue (1)	$	$	$	$	$
Canadian dried cannabis	5,750	4,641	4,384	4,336	3,207
Canadian cannabis oils	1,508	1,439	804	-	-
Germany dried cannabis	2,483	1,235	439	-	-
Service revenue	874	934	309	839	678
Other revenue	1,085	-	-	-	-
Total consolidated net revenue	11,700	8,249	5,936	5,175	3,885

Quantity sold	#	#	#	#	#
Dried cannabis (grams)	1,048,882	802,250	710,155	653,008	538,045
Cannabis oils (gram equivalent)	112,927	87,715	44,904	-	-
Cannabis oils (bottles)	18,239	17,853	8,302	-	-
Total consolidated grams sold	1,161,809	889,965	755,059	653,008	538,045

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Six-Month Periods Ended December 31, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Average net selling price	$	$	$	$	$
Dried cannabis (per gram)	7.85	7.32	6.79	6.64	5.96
Cannabis oils (per gram equivalent)	13.35	16.41	17.91	-	-
Cannabis oils (per bottle)	82.68	80.63	96.87	-	-
Total consolidated average selling price per gram sold	8.36	8.22	7.45	6.64	5.96

(1)	Net revenue is comprised of gross revenue net of discounts, returns and allowances.

Revenues for the three and six months ended December 31, 2017 were $11,700 and $19,949 respectively ($3,884 and $6,956 in the three and six months ended December 31, 2016). The increase in revenues during the second quarter was primarily due to the continued increase in Germany sales, increasing number of registered patients in Canada, as well as an increase in the average net selling price per gram of medical cannabis. In addition, the Company generated additional revenues from its subsidiaries, Hempco, BCNL and UCI.

Revenues increased by $3,451 compared to the quarter ended September 30, 2017. The increase was primarily attributable to continued growth in medical clients in Canada, a 101% increase in sales from Pedanios, and addition to additional revenues generated from Hempco, BCNL and UCI.

The average net selling price per gram equivalent of cannabis oils sold decreased in the current period due to more grams of cannabis being used in the production of oils to reach the specified potency and strength in the oils. The potency and strength in the oils vary depending on strain of dried cannabis used to produce the oils.

During the three and six months ended December 31, 2017, the Company granted a total of $1,529 and $3,017 (three and six months ended December 31, 2016 - $837 and $1,569) discounts on cannabis sales. The Company’s discounts consist of a $50 credit offered to each new Aurora patient and a compassionate pricing offered to low-income households and patients. The compassionate pricing program helps low-income households and patients on provincial or federal assistance programs have access to the Company’s medical cannabis. Aurora’s dried medical cannabis are currently priced at $9.00 per gram with compassionate pricing set at $6.00 per gram, and cannabis oils at $95.00 per 30 milliliter bottle with compassionate pricing set at $65.00 per 30 milliliter bottle. During the three and six months ended December 31, 2017, approximately 28% and 38% of registered patients purchased medical cannabis through the compassionate pricing program respectively (three and six months ended December 31, 2016 – 27% and 27%).

From the commencement of sales in January 2016 to December 31, 2017, the Company has sold a total of 4,690,686 grams of medical cannabis at an average net selling price of $7.55 per gram.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Six-Month Periods Ended December 31, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Cost of Sales

Included in cost of sales for the three and six months ended December 31, 2017 were the cost of sales of $4,837 and $7,909 (three and six months ended December 31, 2016 - $2,436 and $4,613), unrealized gains on changes in fair value of biological assets of $3,638 and $9,844 (three and six months ended December 31, 2016 - $3,450 and $3,077), and unrealized losses on changes in fair value of inventory of $4,015 and $6,587 (three and six months ended December 31, 2016 - $538 and $973), respectively.

The increase in cost of sales during the three and six months ended December 31, 2017 was largely attributable to increased sales during the period, as well as cost of sales generated by the Company’s new subsidiaries Pedanios, Hempco, BCNL and UCI in comparison to the prior periods. The Company sold 1,161,809 grams and 2,051,774 grams of cannabis in the three and six months ended December 31, 2017, compared to 538,045 grams and 973,765 grams sold in the three and six months ended December 31, 2016, an increase of 116% and 111% or 623,764 grams and 1,078,009 grams respectively.

Biological assets consist of cannabis plants at various pre-harvest stages of growth which are recorded at fair value less costs to sell at the point of harvest. Cost to sell are primarily related to shipping costs. At harvest, the biological assets are transferred to inventory at their fair value which becomes the deemed cost for inventory. Costs incurred after harvest, such as packaging and allocated overheads, are capitalized to inventory. Overhead costs are allocated to each stage of the growing process and capitalized to either biological assets for plants not yet harvested and to inventory for plants that have been harvested. Inventory is later expensed to cost of goods sold when sold.

Non-IFRS Measures

The Company has included certain non-IFRS performance measures throughout this MD&A, including cash cost of sales of Canadian dried cannabis sold per gram, cash cost to produce dried cannabis per gram, and grams produced each as defined in this section. The Company employs these measures internally to measure its operating and financial performance and to assist in business decision making.

The Company believes that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and future prospects in a manner similar to Aurora management.

As there are no standardized methods of calculating these non-IFRS measures, the Company’s methods may differ from those used by others, and accordingly, the use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

________________

Cash Cost of Sales of Dried Cannabis Sold and Cash Cost to Produce Dried Cannabis

Cash cost of sales of dried cannabis sold is calculated by taking the cost of sales, which excludes the effect of changes in fair value of biological assets and inventory, and removing non-cash production costs, oil conversion costs, cost of accessories, cost of products purchased from other Licensed Producers that were sold, and cost of sales from non-cannabis production subsidiaries, all divided by the total grams of dried cannabis sold in the period that was produced by Aurora.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Six-Month Periods Ended December 31, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Cash cost to produce dried cannabis sold per gram is equal to cash cost of sales of dried cannabis sold less packaging costs (post-production cost), divided by the total grams of dried cannabis sold in the period that was produced by Aurora.

Management believes these measures provide useful information as they measure the efficiency of production and may be a benchmark of the Company against its competitors. These measures provide more clarity on the cash cost of sales per gram based on the actual dried grams sold that were produced by Aurora in the period.

Grams Produced and Grams Equivalent of Oil Produced

Grams produced in the period refers to the grams of dried cannabis harvested from plants in the period. The Company calculates grams produced in the period based on the weight of dried harvested buds that have completed the drying stage, which is adjusted for the weight change from the drying process.

Grams equivalent of oil produced represents the equivalent number of dried grams that would be used by the patients from the cannabis oils. The dried cannabis is first transformed to produce cannabis extracts (high density solution) which is then diluted into cannabis oil. The “grams equivalent” measure is used to disclose amount of oil sold and (or) produced in the period as opposed to milliliters as the actual grams used the production of cannabis oils can vary depending on the strain of dried cannabis used which yields a different potency and strength in the oil. The Company estimates and converts its cannabis oil inventory to equivalent grams based on the tetrahydrocannabinol (“THC”) and cannabidiol (“CBD”) content in the cannabis oils.

Cash Cost of Sales and Cash Cost to Produce Dried Cannabis

The Company calculates cash cost of sales of dried cannabis sold, on a total and per gram basis, as follows:

Unaudited Non-IFRS Measure	Three months ended	Three months ended
(In CDN $000’s, except gram amounts)	Dec 31 ‘17	Sep 30 ‘17
	$	$
Total cost of sales	4,837	3,072
Less:
Cost of sales from non-cannabis production subsidiaries	(1,889)	(908)
Cost of accessories	(267)	(197)
Oil conversion costs	(451)	(217)
Cost of products purchased from other Licensed Producers	(536)	(211)
Depreciation	(203)	(125)
Cash cost of sales of dried cannabis sold	1,491	1,414

Grams of dried cannabis sold in the period produced by Aurora	855,591	653,242
Cash cost of sales per gram of dried cannabis sold	$1.74	$2.16

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Six-Month Periods Ended December 31, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Cash cost of sales per gram of dried cannabis sold decreased by 19% from the preceding quarter due mainly from a decrease in packaging costs related to product sold to other LPs. Cash cost of sales per gram of dried cannabis is expected to decrease as the impact of automation, scale, and yield expertise is realized at Aurora Sky and Aurora Nordic.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Six-Month Periods Ended December 31, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Cash Cost to Produce Dried Cannabis

The Company calculates cash cost to produce Canadian dried cannabis sold, on a total and per gram basis, as follows:

Unaudited Non-IFRS Measure	Three months ended	Three months ended
(In CDN $000’s, except gram amounts)	Dec 31 ‘17	Sep 30 ‘17
	$	$
Cash cost of sales of dried cannabis sold	1,491	1,414
Less:
Packaging costs	(283)	(195)
Cash cost to produce dried cannabis sold	1,208	1,219

Grams of dried cannabis sold in the period produced by Aurora	855,591	653,242
Cash cost to produce per gram of dried cannabis sold	$1.41	$1.87

Cash cost to produce per gram of dried cannabis sold decreased by 25% from the preceding quarter primarily due to increased number of grams of dried cannabis sold from the product produced by Aurora. During the first quarter of 2018, the Mountain View facility reached optimal production capacity and production yields are expected to remain relatively consistent until production begins in the new Aurora facilities.

Total production costs are expected to increase as the Company completes construction and begins producing cannabis at its new facilities in Alberta and Quebec. However, per gram production costs are expected to decrease materially as the efficiencies from automation, scale and yield expertise are realized in the new Aurora facilities.

Gross Profit

Gross profit before the effect of changes in fair value was $6,863 and $12,040 for the three and six months ended December 31, 2017 compared to $1,448 and $2,343 for the three and six months ended December 31, 2016.

The increase of $5,415 and $9,697 for the three and six months ended December 31, 2017 compared to the prior comparative period was primarily attributable to increased revenues from Pedanios through the sale of medical cannabis in Germany, as well as increased revenues generated in the current quarter from the Company’s new subsidiaries, Hempco, BCNL and UCI. Additionally, the number of active registered patients from Canadian medical sales increased from 12,200 at December 31, 2016 to 21,718 at December 31, 2017.

Gross profit before the effect of changes in fair value increased by 33% or $1,686 for the three months ended December 31, 2017 as compared to the previous quarter, from $5,177 for the three months ended September 30, 2017 to $6,863 for the three months ended December 31, 2017. The increase in gross profit before the effect of changes in fair value primarily resulted from an increase of $1,249 in revenues from Pedanios and $1,053 in revenues from the recent acquisition of new subsidiaries.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Six-Month Periods Ended December 31, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Gross profit after the effect of changes in fair value was $6,486 and $15,297 for the three and six months ended December 31, 2017 compared to $4,360 and $4,447 for the three months ended December 31, 2016. The increase was attributable the increase in revenues as described above as well as the gain on the net effect of changes in fair value of biological assets and inventory.

Non-IFRS Measure

Gross Profit and Gross Margin for Aurora-Produced Cannabis

Gross profit for Aurora-produced cannabis is calculated by taking net revenue less cost of sales on Aurora-produced cannabis. Net revenue on Aurora-produced cannabis is calculated by taking consolidated net revenue less net revenue from non-cannabis production operations and net revenue from products sourced from other Licensed Producers. Cost of sales on Aurora-produced cannabis is calculated by taking consolidated cost of sales, excluding the effects of changes in fair value of biological assets and inventory, less cost of sales from non-cannabis production operations and cost of sales from products sourced from other Licensed Producers.

Gross margin for Aurora-produced cannabis is calculated by taking gross profit for Aurora-produced cannabis divided by net revenue for Aurora-produced cannabis.

Management believes this measure provides useful information as it measures the Company’s production and distribution efficiency for its principal business, the production and distribution of cannabis.

The Company has calculated gross profit and gross margin on Aurora-produced cannabis as follows:

Unaudited Non-IFRS Measure	Three months ended	Three months ended
(In CDN $000’s, except gram amounts)	Dec 31 ‘17	Sep 30 ‘17
	$	$
Total consolidated net revenue	11,700	8,249
Less net revenue from non-cannabis production operations	(1,959)	(934)
Less net revenue from cannabis sourced from other LPs	(1,165)	(1,235)
Net revenue for Aurora-produced cannabis	8,576	6,080

Total consolidated cost of sales	4,837	3,072
Less cost of sales from non-cannabis production operations	(1,211)	(29)
Less cost of sales from cannabis sourced from other LPs	(1,382)	(1,075)
Cost of sales for Aurora-produced cannabis	2,244	1,968

Gross profit on Aurora-produced cannabis	6,332	4,112
Gross margin on Aurora-produced cannabis	73.8%	67.6%

The increase in gross profit on Aurora-produced cannabis of $2,220 or 54% is primarily a result of increased revenues earned on cannabis produced in Canada and exported and sold in Germany, as well as general increases in dried and cannabis oil sales in Canada.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Six-Month Periods Ended December 31, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

General and Administration

	Three months ended		Six months ended
	December 31,		December 31,
	2017	2016	2017	2016
	$	$	$	$
Professional fees	2,313	696	3,088	1,141
Office and administration	1,763	282	2,611	455
Wages and benefits	3,492	572	4,862	1,001
	7,568	1,550	10,561	2,597

The over-all increase in general and administration costs by $6,018 and $7,964 for the three and six months ended December 31, 2017 was primarily attributable to increases in corporate and general administrative activities of the Company as it continued to scale up its business operations in both Canada and Germany and expanded its operations through the recent Hempco, BCNL and UCI acquisitions. In the prior period, the Company began to expand operations with the acquisition of CanvasRx and closed equity and debt financings.

Professional fees increased by $1,617 and $1,947 during the three and six months ended December 31, 2017. The increase resulted from various legal, regulatory and advisory fees related to various consulting contracts, employment agreements and other business contracts entered into to support its increasing business operations. Regulatory fees increased from the prior period as a result of the transfer of the Company’s listing from the TSX Venture Exchange to the TSX.

Office and administration increased by $1,481 and $2,156 during the three and six months ended December 31, 2017 as a result of increased rent expenses with the expansion of office space and locations and an increase in travel expenses related to management and employee travels between the Company’s offices and facilities located in Vancouver, Mountain View County, Edmonton, Pointe-Claire, Quebec, Toronto and Germany. Travel costs were also incurred as the Company evaluated potential projects and conducted due diligence activities as part of the Company’s aggressive expansion strategy. There was also an increase in office and administration as a result of operations from new subsidiaries, as well as an increase in insurance premiums as the Company increased coverage consistent with the increase in operations.

Wages and benefits increased by $2,920 and $3,861 during the three and six months ended December 31, 2017. The increase during the period was primarily due to hiring of an aggregate of 28 employees since December 31, 2016 in the finance, corporate and human resources (HR) departments. During the three months ended December 31, 2017, the Company hired a total of 16 corporate general and administrative employees (2016 - 4). Additionally, management compensation increased as compared to 2016 as the Company strengthened its management team with the hiring of several senior executives to achieve its growth objectives and execute its aggressive domestic and international expansions strategy.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Six-Month Periods Ended December 31, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Sales and Marketing

	Three months ended		Six months ended
	December 31,		December 31,
	2017	2016	2017	2016
	$	$	$	$
Consulting fees	1,696	849	3,138	1,330
Branding, public and media relations, and tradeshows	647	207	1,019	446
Selling and client care expenses	2,003	1,003	3,311	1,632
Wages and benefits	790	352	1,336	573
	5,136	2,411	8,804	3,981

Consulting fees increased by $847 and $1,808 during the three and six months ended December 31, 2017. The increase was primarily attributable to service fees accrued and paid to Canadian Cannabis Clinics (“CCC”) pursuant to an agreement to provide operational, administrative and consulting services to CanvasRx. The Company incurred $1,678 and $3,142 in fees to CCC during the three and six months ended December 31, 2017 compared to $845 and $1,321 in 2016, respectively. The increase in fees to CCC was a direct result of increased CanvasRx operations. CanvasRx revenues have increased from $678 for the six months ended December 31, 2016 to $1,808 for the six months ended December 31, 2017. Since the acquisition of CanvasRx in August 2016, 12,821 CanvasRx patients have registered with the Company as of December 31, 2017.

Selling and client care expenses increased by $1,000 and $1,679 during the three and six months ended December 31, 2017. Selling expenses consist of shipping costs, sales fees and commissions and payment processing fees. Client care expenses relate to patient registrations and maintenance, and consist of rent, utilities, and office expenses for the client care centre. The increase in selling and client care expenses is directly related to the increase in sales during the periods and the expansion of the client care centre.

Wages and benefits increased by $438 and $763 during the three and six months ended December 31, 2017 as the Company hired a total of 25 sales and marketing employees since December 31, 2016. During the three months ended December 31, 2017, the Company hired a total of 7 sales and marketing employees (2016 – 16) mainly in client care, compliance, public affairs and marketing. The increase in personnel in the client care centre is required to support the increase in patient volume during the periods.

Research and Development

Research and development costs for the three and six months ended December 31, 2017 was $172 and $279, respectively, compared to $99 and $139 for the three and six months ended December 31, 2016. Expenses increased in the period primarily due to the development of Aurora EnvoyTM and designing the related manufacturing process, as well as the development of new product offerings including capsules, milled and decarboxylated cannabis.

Acquisition and Project Evaluation Costs

Acquisition and project evaluation costs increased by $1,752 from $4 during the three months ended December 31, 2016 to $1,756 for the three months ended December 31, 2017. The Company incurred legal, consulting and advisory fees relating to business acquisitions and due diligence activities as part of its aggressive domestic and international expansion strategy, with $1,428 attributable to the CanniMed Takeover Bid.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Six-Month Periods Ended December 31, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Depreciation and Amortization

Depreciation and amortization were $460 and $1,094 for the three and six months ended December 31, 2017 compared to $163 and $322 for the three and six months ended December 31, 2016, respectively. The increase in depreciation and amortization of $297 and $772 for the three and six months ended December 31, 2017 was mainly from the amortization of intangible assets of $152 and $569, respectively, related to customer relationships from the acquisition of CanvasRx in the prior year. No amortization of intangible assets was recorded in the prior period. Depreciation for the current year also increased as a result of increased additions to property, plant, and equipment.

Share-based Payments

The Company recorded share-based payment expense of $7,456 and $9,942 for stock options and restricted share units granted and vested during three and six months ended December 31, 2017, compared to $2,510 and $2,890 for stock options granted and vested during three and six months ended December 31, 2016. Share-based payments of $351 for the remaining 127,128 Restricted Share Units granted on September 29, 2017 and vested immediately were recognized in the year ended June 30, 2017.

Finance and Other Costs

Finance and other costs were $1,660 during the three months ended December 31, 2017 compared to $1,800 for the three months ended December 31, 2016.

During the three months ended December 31, 2017, included in finance and other costs were $1,147 accretion and interest charges from the November 2016 and May 2017 convertible debentures, both of which have been fully converted as of December 31, 2017.

During the three months ended December 31, 2016, included in finance and other costs were $588 accretion expense, $680 finance charges, and $457 interest expenses relating to the September 2016 and November 2016 convertible debentures.

Other Income (Expenses)

During the three months ended December 31, 2017, the company recognized an unrealized gain on marketable securities of $3,700 through the Statement of Comprehensive Loss relating to the inception gain on the Company’s subscription to 4,541,889 shares of Radient.

The Company also recorded an unrealized gain on derivatives of $22,786 during the three months ended December 31, 2017 related to the exercise of warrants held in Radient.

Additionally, the Company recorded in other comprehensive income an unrealized gain on marketable securities of $274 during the three months ended December 31, 2017, of which $19,213 is attributable to the investment in common shares of Radient and CanniMed, offset by the reversal of $18,939 in unrealized gains on the investment in Cann Group’s shares. The unrealized gains in Cann Group were reversed upon the Company obtaining significant influence in Cann Group at which point the investment was accounted for under the equity method.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Six-Month Periods Ended December 31, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Please see Note 5 to the Company’s Interim Financial Statements for additional details on the investments.

Income Tax Recovery

During the three and six months ended December 31, 2017, the Company recorded a deferred tax expense of $2,756 and $3,859, respectively, primarily related to the unrealized gain on warrant derivatives, convertible debentures and marketable securities.

During the three and six months ended December 31, 2016, the Company recorded a deferred tax recovery of $1,389 and $2,055, respectively, related to the issuance of $15,000 and $25,000 convertible debentures and recovered taxes of $11 and $19 related to SR&ED claims.

LIQUIDITY AND CAPITAL RESOURCES

During the six months ended December 31, 2017, the Company generated revenues of $19,949 from operations, and financed its current operations, growth initiatives, and met its capital requirements from debt and equity financings. The Company’s objectives when managing its liquidity and capital resources are to generate sufficient cash to fund the Company’s operating and working capital requirements for at least the next twelve months.

Working capital as of December 31, 2017 was $302,526 as compared to $170,142 at June 30, 2017. The increase in working capital of $132,384 was largely attributable to the increase in cash and cash equivalents of $191,045, $61,555 increase in the fair value of marketable securities, $4,679 increase in accounts receivables, $9,390 increase in inventory and biological assets, offset by $111,009 net subscription proceeds from the Special Warrant financing, a $10,611 increase in contingent consideration payable related to performance milestones of newly acquired subsidiaries, and a $13,277 increase in accounts payable mainly due to production facility construction.

Marketable securities of $76,400 at December 31, 2017 primarily consisted of 37,643,431 common shares in Radient at a market price of $1.76 per share, representing 17.02% interest in that entity.

Inventory at December 31, 2017 was $15,310 (June 30, 2017 - $7,703) which consisted of dried cannabis of $9,139 (June 30, 2017 - $5,845), cannabis oils of $2,063 (June 30, 2017 - $1,676), home cultivation systems of $648 (June 30, 2017 - $nil), Hempco inventory of $3,208 (June 30, 207 - $nil), and supplies and consumables of $252 (June 30, 2017 - $182). The increase in inventory mainly resulted from increased production of dried cannabis and purchases from other Licensed Producers to supplement the Company’s inventory to meet patient demand in Canada and Germany, as well as inventory held by new subsidiaries acquired in the period. As at December 31, 2017, included in inventory was a provision of $2,292 (June 30, 2017 - $1,630) to reduce inventory to net realizable value. The adjustment to net realizable value took into account the compassionate pricing for qualifying low income patients of $6.00 per gram of dried cannabis.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Six-Month Periods Ended December 31, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Biological assets at December 31, 2017 were $5,871 (June 30, 2017 - $4,088). At December 31, 2017, the Company expected that the biological assets which consisted of plants at various stages of growth would yield approximately 829,008 grams (June 30, 2017 – 599,245 grams) of medical cannabis when harvested. Biological assets increased during the period as a result of an increase in number of plants in production, higher yields, as well as an increase in fair value.

The Company’s long-term assets mainly consisted of property, plant and equipment of $117,251, of which $12,073 related to the existing Mountain View facility in Alberta, $78,697 related to the ongoing construction of the Aurora Sky facility, and $5,115 related to the construction of the Pointe-Claire facility. Additional long-term assets include goodwill of $65,868 and intangible assets of $59,552 relating to business and asset acquisitions.

Net cash and cash equivalents on hand increased from $159,796 as at June 30, 2017 to $350,841 as at December 31, 2017. The increase in cash and cash equivalents resulted mainly from net cash generated from financing activities of $309,258, offset by net cash used for operations of $9,631, investments and capital expenditures of $108,390, and adjusted by $192 from the effect of foreign exchange on cash flows.

During the six months ended December 31, 2017, the Company strengthened its balance sheet and liquidity position with approximately $122,577 from the exercise of stock options and warrants as well as the conversion of $79,470 convertible debentures into common shares. The Company anticipates that it has sufficient funds to cover future operating cash flows and to complete the construction of both the Aurora Sky and Pointe-Claire facilities based on the current capital resources available.

On November 2, 2017, to support the Company’s aggressive growth strategy, the Company raised aggregate gross proceeds of $75,000 through a bought deal financing of 20,000,000 units at $3.00 per unit plus an Over-Allotment option to the underwriters of 3,000,000 units and a concurrent non-brokered private placement of 2,000,000 units having the same terms as the bought deal financing. Additionally, on November 28, 2017, the Company completed an offering of 115,000 special warrants at $1,000 per special warrant for gross proceeds of $115,000. Subsequent to December 31, 2017, the special warrants were exercised into a $115,000 principal amount of convertible debentures that are convertible into common shares of the Company at $6.50 per share. The proceeds from both financings will be used towards the Company’s strategic growth initiatives for domestic and international expansion.

The Company anticipates that it will have sufficient liquidity and capital resources to meet all of its planned expenditures for at least the next twelve months.

Operating Activities

For the six months ended December 31, 2017, cash flows used for operating activities were $9,631 compared to $6,009 for the six months ended December 31, 2016. During the six months ended December 31, 2017, cash flows used for operations resulted primarily from cash inflows of $12,040 from gross profit before the effect of changes in fair value, offset by cash flows used for operating expenses of $18,095, finance and other costs of $2,342 and cash outflows of $1,234 related to changes in non-cash working capital.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Six-Month Periods Ended December 31, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Investing Activities

For the six months ended December 31, 2017, the Company had net cash outflows related to investing activities of $108,390 as compared to $8,260 for the six months ended December 31, 2016. Cash used in investing activities during the period included the following:

•	construction of the new Aurora Sky facility of $47,279, and the purchase of production equipment, computers and furniture, and building improvements of $6,657;
•	investments of $39,748 in marketable securities and derivatives;
•	secured loans and advances of $4,236; and
•	acquisition of business and assets of $9,477, net of cash balance assumed.

Investing activities during the prior period consisted mainly of the acquisition of CanvasRx for net consideration of $3,418, construction of the new Aurora Sky facility of $3,736 and the purchase of production equipment, computers and furniture, and building improvements of $1,106.

Financing Activities

Net cash flows provided by financing activities for the six months ended December 31, 2017 were $309,258 compared to $69,856 for the six months ended December 31, 2016. During the period, the Company raised aggregate net cash proceeds of $308,430 as follows:

•	November 2017 bought deal financing of for net proceeds of $70,647;
•	November 2017 special warrant financing for net proceeds of $111,009;
•	the exercise of warrants, options, and compensation options for net proceeds of $126,774.

Cash provided by financing activities also includes cash flows arising from changes in the Company’s non-controlling interest in Hempco of $862, offset by finance lease payments of $34 during the six months ended December 31, 2017.

For the six months ended December 31, 2016, the Company raised aggregate net cash of $79,341 from private placements, unsecured convertible debentures and from the exercise of options and warrants. The proceeds were offset by repayments of loans totaling $8,549 consisting of related party loans of $4,090, a third party unsecured loan of $459 and a third party secured loan of $4,000.

Capital Resource Measures

The Company’s major capital expenditures during the three months ended December 31, 2017 mainly consisted of the construction of its 800,000 square foot highly-automated greenhouse in Alberta, Canada. See “Capacity Expansion”. The Company believes it has sufficient cash and resources to fund the Company’s operations and complete construction for both its Aurora Sky and Pointe-Claire facilities for the next fiscal year.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Six-Month Periods Ended December 31, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Contractual Obligations

In addition to the commitments outlined in Note 21 to the Company’s Interim Financial Statements, the Company had the following contractual obligations as of December 31, 2017:

		Less than		After
Contractual Obligations	Total	1 year	1 to 3 years	3 years
	$	$	$	$
Accounts payable and accrued liabilities	22,030	22,030	-	-
Deferred revenues	1,563	1,563	-	-
Finance lease	398	108	290	-
Operating lease	113	60	53	-
Office lease	20,992	2,826	5,396	12,770
Total	45,096	26,587	5,739	12,770

Contingencies

The Company is subject to a claim outlined in Note 21(b) to the Company’s Condensed Interim Consolidated Financial Statements.

Investment in Australis Holdings LLP

Each of the Company’s wholly-owned subsidiary, ACI and its joint venture partner, AJR Builders Group LLC (“AJR”), holds a 50% interest in Australis Holdings LLP (“AHL”), a Washington Limited Liability Partnership.

AHL purchased two parcels of land totaling approximately 24.5 acres (the “Property”) in Whatcom county, Washington for USD$2,300,000 in 2015 with the initial intention to construct a new cannabis production and processing facility. The Company subsequently decided not to move forward with US medical cannabis production. This property is currently for sale.

Pursuant to a promissory note dated April 10, 2015, the Company through ACI loaned CAD$1,645 to AHL to fund the purchase of the Property. The note bears interest at a rate of 5% per annum and had an original maturity date of October 31, 2017 which was extended to October 31, 2018. In the event of a default, interest will be charged at 12% per annum. The note is secured by a first mortgage on one parcel of the Property and a second mortgage on the other title as well as a general security agreement granting ACI security over all present and after acquired property of AHL.

OFF-BALANCE SHEET ARRANGEMENTS

As at the date of this MD&A, the Company had no material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Six-Month Periods Ended December 31, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

TRANSACTIONS WITH RELATED PARTIES

Related Party Transactions

The Company entered into certain transactions with related parties during the three and six months ended December 31, 2017 and 2016 as follows:

Goods and Services

Name and Relationship to Company	Transaction	Three months ended		Six months ended		As at
		Dec 31, 2017 $	Dec 31, 2016 $	Dec 31, 2017 $	Dec 31, 2016 $	Dec 31, 2017 $	Jun 30, 2017 $
		Related Party Transactions				Balance Payable (Receivable) (1)
Delcon Industries Ltd, a company controlled by Dale Lesack, a director of ACE	Consulting fees (2)	38	38	75	75	15	14
Evolve Concrete, a company controlled by Chris Mayerson, a director of ACE	Consulting fees (3)	23	20	38	31	12	7
Canadian Cannabis Clinics (“CCC”), a company where Joseph del Moral, is a common director	Service fees (4)	1,678	845	3,142	1,150	178	(72)
Superior Safety Codes (“Superior”), a company controlled by Terry Booth, CEO and Steve Dobler, President of the Company	Rent, accounting and administration (5)	32	30	62	60	37	39
Belot Business Consulting Corp, a company controlled by Neil Belot, Chief Global Business Development Office	Consulting fees (6)	112	-	279	-	40	-
748086 Alberta Ltd., a company controlled by Jason Dyck, a director of the Company	Consulting fees (7)	15	14	30	14	-	5
8115966 Canada Inc. (“8115966”), a company controlled by Michael Singer, a director of the Company	Consulting fees (8)	14	9	19	32	-	-

(1)	The amounts are unsecured, non-interest bearing and have no specific repayment terms.
(2)	Consulting fees were paid for services as Production Facilitator.
(3)	Consulting fees paid for services as part-time (full-time in the prior year) Cultivator of the Company.
(4)	CCC provides operational, administrative and consulting services to CanvasRx.
(5)

Rent for corporate offices in Edmonton and Calgary as well as accounting and administrative support at these offices pursuant to an Administrative Services and Office Space Agreement dated January 1, 2016.

(6)	Consulting fees paid related to the CanvasRx acquisition.
(7)	Consulting fees related to scientific research and development services.
(8)	Consulting fees for financial and other advisory services pursuant to a consulting agreement effective April 18, 2016 with 8115966.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Six-Month Periods Ended December 31, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Key Management Compensation

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company’s Directors, CEO, President, CFO, COO, Chief Corporate Officer, Chief Global Business Development Officer, Chief Information Officer, and Vice Presidents.

	Three months ended		Six months ended
	December 31,		December 31,
	2017	2016	2017	2016
	$	$	$	$
Management compensation	667	168	1,153	297
Directors’ fees (1)	40	109	89	188
Share-based payments (2)	2,729	1,942	4,711	2,067
	3,436	2,219	5,953	2,552

(1)	Include meeting fees and committee chair fees.
(2)	Share-based payments are the fair value of options granted and vested to key management personnel and directors of the Company under the Company’s stock option plan.

Related Party Balances

The following related party amounts were included in (i) accounts receivable, (ii) accounts payable and accrued liabilities, and (iii) note receivable:

		December 31,	June 30,
		2017	2017
		$	$
(i)	A company having a director in common	-	72
(ii)	Companies controlled by directors and officers of the Company (1)	283	76
(ii)	Directors and officers and a former director and officer of the Company (1)	328	565
(iii)	A 50% owned joint venture company (2)	3,384	2,096

(1)	The amounts are unsecured, non-interest bearing and have no specific repayments term.
(2)	See note 10(a) to the Interim Financial Statements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s Financial Statements in conformity with IFRS requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Significant judgments, estimates and assumptions that have the most significant effect on the amounts recognized in the Financial Statements are described in note 2(e) to the Company’s Interim Financial Statements and note 2 to the Company’s audited consolidated financial statements for the year ended June 30, 2017.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Six-Month Periods Ended December 31, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

NEW ACCOUNTING PRONOUNCEMENTS

Please see Note 2(f), Recent Accounting Pronouncements, to the Company’s Interim Financial Statements for a full disclosure on its changes in accounting policies including initial adoption.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Please see Note 23, Financial Instruments and Risk Management, to the Company’s Interim Financial Statements for a full discussion of its financial instruments and risk management.

SUMMARY OF OUTSTANDING SHARE DATA

As of the date of this MD&A, the Company had the following securities issued and outstanding:

Securities (1)	February 7, 2018
#
Issued and outstanding shares	489,922,167
Options	23,205,223
Warrants	8,787,516
Restricted share units	2,150,000
Convertible debentures	428,462

(1)	See the Company’s Interim Financial Statements for a detailed description of these securities.

OUTLOOK

While production capacity at our Mountain View facility in Cremona is nearly fully optimized, we anticipate further growth throughout 2018 through cultivation and sales from the Company’s Aurora Vie and Aurora Sky facilities, as well as from increased shipments to our international markets, the growth of cannabis oil production and sales, increased product availability through strategic wholesale supply relationships, growth at BC Northern Lights and Urban Cultivator, as well as from CanniMed, once the acquisition, which is subject to regulatory approval, will have been completed. Further growth throughout the year is anticipated from the Lachute facility, once completed and licensed, as well as from our initiatives in Denmark.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the establishment and maintenance of Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”) is the responsibility of management. The DCP and ICFR have been designed by management based on the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to provide reasonable assurance that the Company’s financial reporting is reliable and that its financial statements have been prepared in accordance with IFRS.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Six-Month Periods Ended December 31, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Pursuant to NI 52-109, the Company has limited the scope of the design of DCP and ICFR to exclude controls, policies and procedures over entities acquired by the Company not more than 365 days before the end of the financial period. These recently acquired entities include Pedanios GmbH (acquired May 29, 2017), BCNL and UCI (acquired September 29, 2017), Hempco Food and Fiber Inc. (23% interest acquired November 14, 2017), H2 Biopharma Inc. (acquired November 30, 2017), and Larssen Ltd. (acquired December 4, 2017). Additionally, the Company does not have a reasonable basis for making the representations on the adequacy of internal controls for Hempco, which is proportionately consolidated based on the Company’s 23% ownership interest as of December 31, 2017, as it does not have sufficient access to design and evaluate those controls, policies and procedures carried out by that subsidiary. Excluding goodwill and intangible assets generated from these acquisitions, on a combined basis, Pedanios, BCNL, UCI, Hempco, H2, and Larssen represent approximately 1.7% of the Company’s current assets, 3.5% of total assets, 13.9% current liabilities, 1.9% total liabilities, 5.3% revenues, and 14% net loss for the six months ended December 31, 2017.

Regardless of how well the DCP and ICFR are designed, internal controls have inherent limitations and can only provide reasonable assurance that the controls are meeting the Company’s objectives in providing reliable financial reporting information in accordance with IFRS. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to errors or fraud, if any.

Based on the COSO control framework, the CEO and CFO concluded that the design of DCP and ICFR as at December 31, 2017 provides reasonable assurance that material information relating to the Company is made known to them, information required to be disclosed by the Company is reported within the required time periods as specified in such legislation, and that the Company’s financial reporting is reliable and its financial statements have been prepared in accordance with IFRS. The CEO and CFO are also responsible for disclosing any changes to the Company’s internal controls during the most recent period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. There have been no changes to the Company’s internal control over financial reporting during the three months ended December 31, 2017 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

This MD&A may contain “forward-looking information” within the meaning of Canadian securities legislation (“forward-looking statements”). These forward-looking statements are made as of the date of this MD&A and Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation. Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including “may”, “future”, “expected”, “intends” and “estimates”. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

AURORA CANNABIS INC.
Management’s Discussion & Analysis
For the Three and Six-Month Periods Ended December 31, 2017
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

Certain forward-looking statements in this MD&A include, but are not limited to the following:

•	the construction of Aurora Sky, its associated costs, and receipt of licenses from Health Canada to produce and sell medical cannabis from this facility;
•	the completion of construction of its facility in Quebec and receipt of Health Canada licenses;
•	investments and capital expenditures;
•	its expectations regarding production capacity and production yields; and
•	product sales expectation and corresponding forecasted increase in revenues.

The above and other aspects of the Company’s anticipated future operations are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. Such forward-looking statements are estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. Such factors include but are not limited to the Company’s ability to obtain the necessary financing and the general impact of financial market conditions, the yield from marijuana growing operations, product demand, changes in prices of required commodities, competition, government regulations and other risks as set out under “Risk Factors” in the Company’s Annual Information Form dated September 25, 2017 filed on SEDAR.